UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Great Ajax Corp.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

38983D300
(CUSIP Number)

Philip Sivin
c/o Rithm Capital Corp.
799 Broadway
New York, New York 10003
(212) 850-7770

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 11, 2024
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Rithm Capital Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,874,744 (1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
2,874,744 (1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,874,744 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.3% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

1.	See Item 5.

Item 1.	Security and Issuer.

This statement on Schedule 13D (“Schedule 13D”) relates to shares of common stock, par value $0.01 (“Common Stock”) of Great Ajax Corp., a Maryland corporation (“Issuer”).  The address of the office of the Issuer is c/o Rithm Capital Corp., 799 Broadway, New York, New York 10003.

Item 2.	Identity and Background.

(a), (f) Rithm Capital Corp., a Delaware corporation (the “Reporting Person”).

Certain information about the directors and executive officers of the Reporting Person is set forth in Annex A attached hereto (collectively, the “Covered Persons”).

(b) The principal business address of the Reporting Person is 799 Broadway, New York, New York 10003.

(c) The principal business of the Reporting Person is acting as a manager of assets and investments focused on investing in, and actively managing, investments related to the real estate and the financial services sectors. The Reporting Person is structured as a REIT for U.S. federal income tax purposes.

(d) During the last five years, the Reporting Person has not and, to the best of the Reporting Person’s knowledge, none of the Covered Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person has not and, to the best of the Reporting Person’s knowledge, none of the Covered Persons, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The information set forth in Item 4 of this Schedule 13D is incorporated by reference in its entirety into this Item 3.  The funds used to acquire the securities reported herein were from the Reporting Person’s working capital.

Item 4.	Purpose of Transaction.

The Reporting Persons holds the securities of the Issuer for the reasons described below.

Securities Purchase Agreement

On February 26, 2024, the Issuer, Great Ajax Operating Partnership L.P., the Issuer’s operating partnership, and Thetis Asset Management LLC entered into a securities purchase agreement (the “Purchase Agreement”) with the Reporting Person.  Pursuant to the Purchase Agreement, the Issuer, in a private placement made in reliance on the exemption from the registration requirement of the Securities Act of 1933, as amended (the “Securities Act”), afforded by Section 4(a)(2) of the Securities Act, agreed to issue and sell (as applicable), to the Reporting Person or its designated affiliate (i) 2,874,744 shares of Common Stock (the “Purchased Shares”) for gross proceeds of approximately $14.0 million, and (ii) the Warrants (as defined below) on the terms described below.  The Reporting Person’s acquisition of the Purchased Shares pursuant to the Purchase Agreement was completed on June 11, 2024.

Warrants

Pursuant to the Purchase Agreement, on February 26, 2024, the Issuer agreed to issue (the “Warrant Issuance”) to an affiliate of the Reporting Person five-year warrants (the “Warrants”) to purchase 3,264,926 shares of Common Stock (such Common Stock issuable upon exercise of the Warrants, the “Warrant Shares”), at an exercise price per Warrant Share of $5.36.  The Warrants were issued on May 6, 2024.  The Warrants become exercisable on the earlier of (i) the declaration of effectiveness of a resale registration statement (described below) relating to the Warrant Shares and (ii) October 23, 2024, and will expire on May 6, 2029.

Registration Rights Agreement

On April 23, 2024, in connection with the transactions contemplated by the Purchase Agreement, the Reporting Person entered into a Registration Rights Agreement with the Issuer.  Pursuant to the Registration Rights Agreement, the Issuer agreed to prepare and file a shelf registration statement with the U.S. Securities and Exchange Commission (the “SEC”) to register for resale the Purchased Shares and the Warrant Shares as soon as practicable, and to use commercially reasonable efforts to cause the SEC to declare the registration statement effective as soon as practicable. The Company filed such a registration statement on Form S-3 on June 11, 2024, but at the time of filing this Schedule 13D, it is not yet effective. The Registration Rights Agreement also includes customary piggyback registration and demand underwritten offering rights with respect to the resale from time to time by the Reporting Person or the applicable holder of the Purchased Shares or the Warrant Shares.

Management Agreement

On June 11, 2024, the Issuer entered into a termination and release agreement with its former external manager, Thetis Asset Management LLC, and entered into a new management agreement (the “Management Agreement”) with RCM GA Manager LLC, an affiliate of the Reporting Person (“RCM GA”).

Pursuant to Amendment No. 1 to the Issuer’s 2016 Equity Incentive Plan (the “Plan”) approved by the stockholders of the Issuer at its 2024 Annual and Special Meeting of Stockholders (the “Meeting”) held on May 20, 2024, in order to increase their efforts on behalf of the Issuer and to promote the success of the Issuer’s business and in connection with the entry into the Management Agreement, the Issuer is permitted to issue equity-based incentives to RCM GA, which may in turn issue incentives to the directors, managers, officers, employees of, or advisors or consultants to, RCM GA or an affiliate thereof.

In connection with the foregoing, on June 11, 2024, Michael Nierenberg, the Chief Executive Officer of the Reporting Person, was appointed by the Company to serve as interim Chief Executive Officer.  In addition, the Board of Directors of the Issuer (the “Board”) was reconstituted as a five-member Board, and the Reporting Person received the right to nominate one member to the Board. The Reporting Person’s nominee to the Board, Michael Nierenberg, was elected to the Board on May 20, 2024, at the Meeting, effective upon consummation of the transactions described herein.

All of the shares of Common Stock reported herein as beneficially owned by the Reporting Person were acquired for investment purposes.  Depending on its review and evaluation of the business and prospects of the Issuer and such other factors as it may deem relevant, the Reporting Person retains the right to change its investment intent, from time to time, to acquire additional shares of Common Stock or other securities of the Issuer, to sell or otherwise dispose of all or part of the Common Stock or other securities of the Issuer, if any, beneficially owned by it, may distribute Common Stock or Warrants to various of its partners or members, or may engage in any combination of the foregoing, in any manner permitted by law.  The Reporting Person may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.  Any alternative that the Reporting Person may pursue will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices of Common Stock, the financial condition, results of operations and prospects of the Issuer, general economic, financial market and industry conditions, other investment and business opportunities available to the Reporting Person, tax considerations and other factors.  The Reporting Person does not currently have any plans or proposals which would be related to or would result in any of the matters described in Items 4(a)-(j) of the Instructions to Schedule 13D.  However, as part of the ongoing evaluation of this investment and investment alternatives, the Reporting Person may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the Board or other third parties regarding such matters.

As a result of the Reporting Person’s continuing review and evaluation of the business of the Issuer, and through its Board representation and in the Reporting Person’s capacity, through affiliation with RCM GA, as the external manager of the Issuer, the Reporting Person will communicate with the Board, members of management and/or other stockholders from time to time with respect to operational, strategic, financial or governance matters and management of the Issuer.

The foregoing descriptions of the Purchase Agreement, the Warrants, the Registration Rights Agreement and the Management Agreement do not purport to be complete and are qualified in their entirety by the applicable definitive documents (or forms thereof), each of which is attached hereto as an exhibit and incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

(a), (b)

The aggregate number and percentage of shares of Common Stock beneficially owned by the Reporting Person and, for such Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.  As of the date hereof, the Reporting Person beneficially owns 2,874,744 shares of Common Stock, representing approximately 6.3% of the outstanding Common Stock.  As a result of its ownership of the 2,874,744 shares of Common Stock, the Reporting Person controls approximately 6.3% of the total voting power of the Issuer’s outstanding voting stock.

The Reporting Person’s beneficial ownership reported herein excludes the 3,264,926 Warrant Shares, because the Warrants are not exercisable until the earlier of (i) the declaration of effectiveness of a resale registration statement relating to the Warrant Shares (which is a material condition outside of the Reporting Person’s control) and (ii) October 23, 2024 (which is a date more than 60 days away).

(c)

The information set forth or incorporated in Item 4 hereof is incorporated by reference in its entirety into this Item 5(c).  Except as set forth in this Schedule 13D, no transaction in Common Stock has been effected by the Reporting Person within the past 60 days.

(d), (e)

Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

The information set forth or incorporated in Item 4 hereof is incorporated by reference in its entirety into this Item 6.

Item 7.	Materials to be Filed as Exhibits.

Exhibit No.	Description

1.
Securities Purchase Agreement, dated February 26, 2024, by and among the Issuer, Great Ajax Operating Partnership L.P., Thetis Asset Management LLC and the Reporting Person (incorporated by reference to Exhibit 10.5 to the Issuer’s Current Report on Form 8-K, filed with the SEC on February 27, 2024).

2.
Form of Warrant Agreement, by and between the Issuer and Equiniti Trust Company (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K, filed with the SEC on February 27, 2024).

3.
Form of Registration Rights Agreement, by and among the Issuer and the Reporting Person (incorporated by reference to Exhibit 10.6 to the Issuer’s Current Report on Form 8-K, filed with the SEC on February 27, 2024).

4.
Management Agreement, dated June 11, 2024, by and among the Issuer, Great Ajax Operating Partnership L.P. and RCM GA Manager LLC (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K, filed with the SEC on June 11, 2024).

Signature

After reasonable inquiry and to the best the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 18, 2024

RITHM CAPITAL CORP.

	By:	/s/ Nicola Santoro, Jr.
	Name:	Nicola Santoro, Jr.
	Title:	Chief Financial Officer and Chief Accounting Officer

Annex A

Directors and Executive Officers of the Reporting Person (Covered Persons)

The Business Address of each Covered Person is: 799 Broadway, New York, New York 10003

Name:	Principal Occupation:
Michael Nierenberg	Chairman of the Board, Chief Executive Officer & President
Kevin J. Finnerty	Director
Peggy Hwan Hebard	Director
Patrice M. Le Melle	Director
David Saltzman	Director
Andrew Sloves	Director
Nicola Santoro, Jr.	Chief Financial Officer, Chief Accounting Officer
Philip Sivin	Managing Director — Chief Counsel
David Zeiden	Chief Legal Officer

Each of the Covered Persons is a United States citizen.